GANKIT CORPORATION
5201 Memorial Drive, Suite 1115
Houston, TX 77007
713-510-3559

September 14, 2012

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	GankIt Corporation
Registration Statement on Form S-1
Filed July 20, 2012
File No. 333-182761

Dear Ms. Ransom:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Gankit Corporation (the "Company", "we" or "us") dated August 17, 2012.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

General

1.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker dealer that is participating or will participate in your offering.

Company Response
We note the Staff's comment, and do not intend to provide written materials to potential investors that are qualified institutional buyers or institutional accredited investors. In addition, we do not plan to have any research reports published or distributed; and have no intention of using any broker dealer in connection with our offering. With that said, in the event that we encounter either of the above scenarios, we will promptly supplementally provide the Staff with the requested information.

Initial Cover Pages of Prospectus

2.	Please revise your table on the cover page to clarify that you estimate that expenses will total $25,000.

Company Response
In response to the Staff's comment, we have added footnote 1 to the table on the cover page that states "We estimate the expenses associated with this offering will total $25,000."

3.	In your table showing aggregate net proceeds from the sale of securities, please also disclose your anticipated proceeds on a per share basis, in accordance with Item 501(b)(3) of Regulation S-K.

Company Response
In response to the Staff's comment, we have updated the table to include a row for per share amounts, including net proceeds per share on a per share basis.

Prospectus Summary, page 1

4.           Please discuss your auditor's going concern opinion in the summary.

Company Response
In response to the Staff's comment, we have added disclosure in the Prospectus Summary that states "Our independent registered public accountant has issued an audit opinion for GankIt Corporation, which includes a statement expressing substantial doubt as to our ability to continue as a going concern.  This means that we do not have adequate financial resources at this time to repay our debt and credit obligations, and without additional funding, we may not be able to remain in business."

5.	Please revise your disclosure to provide a discussion of the principal challenges or weaknesses and the risks and limitations facing you.

Company Response
In response to the Staff's comment, we have added disclosure in the Prospectus Summary that states "Any investment in the shares offered herein involves a high degree of risk. The principal risks and limitations that we face are those related to our business, our industry, our financial condition, and this offering. All of these risks are discussed in detail under the section "Risk Factors", which should be carefully read.  You should only purchase shares if you can afford a loss of your investment."

6.
Please briefly describe the manner in which the shares of common stock issued in your primary offering will be distributed. In doing so, please clarify under "Use of proceeds" that there is no guarantee that you will receive any proceeds in connection with the offering.

Company Response
In response to the Staff's comment, we have added disclosure to the Prospectus Summary Table under the heading "Distribution of Offered Shares" that states "This offering is a self-underwritten offering, which means that our CEO, John Arnold, plans to sell the offered shares to friends and family members. No registered broker dealer will be involved in the distribution of the shares made available for sale in this offering." In addition, we have revised our disclosure under the "Use of Proceeds" section to state that "We will use the proceeds for general working capital, administrative expenses and for the implementation of our business growth strategy. However, there is no guarantee that we will receive any proceeds in connection with this offering."

Risk Factors, page 5

Risks Related to Our Business, page 5

7.	Because you operate in the retail industry, please tell us what consideration you gave to including a risk factor stating your vulnerability to trends and vacillating customer tastes.

Company Response
In response to the Staff's comment, we have added a risk factor that states "Changes in customer preferences for products may make the products that we offer for sale less desirable to potential buyers. Since we are using a drop shipping model and currently carry no inventory, changes in customer preferences will not create a situation where we will be left with obsolete inventory. However, if customers lose interest in the products that we make available in auctions, we will receive less bidding activity and therefore lower revenues for such products.  Should we elect to carry inventory in the future, changes in customer preferences may lead to situations where we will have to liquidate products at severe discounts, or write off the entire value of undesirable inventory as a loss. As a result, changes in industry trends and customer preferences may adversely affect our revenues, cash flow, balance sheet and results of operations."

8.
On page 28, you state that though you use drop shipping, you currently have no agreements with suppliers assuring that they will sell you their products. Therefore, please add a risk discussing the possibility that a customer may purchase something from you that is not currently in your possession and that you will be unable to deliver it to that customer, or supplementally tell us why you do not believe this is a material risk.

Company Response
In response to the Staff's comment, we have added a risk factor that states "We do not currently carry any inventory or have any contracts with suppliers that guarantee us the right to purchase  products that we offer for sale on our website. Therefore, it is possible that a customer could purchase an item from our website that we would not be able to deliver. If this were to occur, we could lose credibility and our customers may choose not to purchase products from us in the future. As a result, our failure to guarantee the availability of products or the ability to procure such products may adversely affect our results of operations."

9.
We note that on page 29, you state that though your initial target market is the United States, you also expect to sell in Canada, and possibly in foreign nations. Accordingly, please discuss the risks, if any, stemming from exchange rate fluctuations and/or trade regulations.

Company Response
In response to the Staff's comment, we have added a risk factor that states "Although our initial target market is the Unites States, should we sell products to customers outside of the United States, we will be subject to laws and regulations governing international commerce. Selling products to foreign customers could result in the payment of additional taxes or tariffs associated with international transactions. If we do not adequately account for the cost of international taxes or tariffs and pass them through to our customers, we would face a situation where we would be responsible for paying such fees. As a result, the sale of products to foreign customers may result in unanticipated costs that may adversely affect our business, financial condition, and results of operations. Furthermore, exchange rate fluctuations between different countries that we may choose to operate in moving forward and their currencies could cause our margins to decrease and could materially adversely affect our results of operations."

10.	Because you plan to sell technology products and other consumer goods, please revise your Risk Factors section to add a risk stating your potential exposure to product liability claims and litigation.

Company Response
In response to the Staff's comment, we have added a risk factor that states "Because we sell consumer electronics, household tools, sporting equipment, and other products that are subject to malfunction or failure, we may be subject to product liability claims and/or litigation arising from such circumstances. Although all of the products that we sell are brand new products that are factory sealed, and while most of these products contain limited manufacturers’ warranties, manufacturers may deny our customer's claims which may result in product liability claims and/or legal action against us. As a result, we have potential exposure to product liability claims and litigation which may cause us to incur unforeseen legal expenses and/or pay damages to plaintiffs which would adversely affect our business and results of operations."

Our Lack of an Operating History...page 9

11.
In this risk factor, you state that you "expect to incur operating losses in future periods," and on page 11 reiterate that you anticipate that you will "incur costs for a prolonged period prior to generating revenues." Please provide an estimate of how many fiscal quarters or years that you expect to incur these losses, or state that you are unable to do so.

Company Response
In response to the Staff's comment, we have revised this risk factor to state "While we expect these losses to continue through the end of this fiscal year, we cannot guarantee that we will be successful in generating a profit at any point in the future. Failure to generate a profit may cause us to go out of business."

We have Limited Assets...,page 10

12.
In this risk factor, you state that you need to raise capital to provide for a facility, but on page 32, you state that you currently maintain a business office in Houston. Therefore, please expand upon the type of facility that you anticipate needing in the future in order to properly develop your website.

Company Response
In response to the Staff's comment, we have revised this risk factor to state "We will need to raise additional capital to purchase equipment and inventory, and fund the labor required to appropriately develop our website. Although we maintain an office space to conduct professional and administrative tasks, we do not have a facility to warehouse potential inventory, should we elect to do so in the future, and will need to raise additional capital to lease or purchase such a facility."

We Face Significant Inventory Risk..., page 11

13.
We note your discussion of your method of drop-shipping, which allows you to avoid purchasing large amounts of inventory, on page 27. We also note that you plan to possibly engage in warehousing inventory in the future. In this risk factor, however, you state that you face significant inventory risk, such as overstocking and under stocking products. Please revise your disclosure to clarify why this is a current risk or, if it is not, to clarify that this risk is not an issue currently due to your drop-shipping practice but may become an issue in the future.

Company Response
In response to the Staff's comment, we have revised this risk factor to state "We hope to diversify our drop-shipping business model in the future by purchasing and warehousing our own inventory of products after the end of this fiscal year, funding permitting. We are uncertain that we will be able to achieve this milestone within that time frame, or at all. However, should we begin purchasing our own inventory we may be exposed to significant inventory risks that may adversely affect our operating results due to seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, and changes in consumer tastes with respect to products we offer for sale on our website. We plan to endeavor to accurately predict these trends and avoid overstocking or understocking products. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory in the future may not be returnable.  Although we do not presently face this risk with our current business operations, in the event that we are successful in purchasing and warehousing our own inventory in the future, any one of the inventory risk factors set forth above may adversely affect our operating results."

We will be a Small Player..., page 11

14.
In this risk factor, and the risk factor on page 14 titled "Competition from new and existing competitors within our industry could have an adverse effect on our results of operations," you mention the intense competition in the online retail industry. Please also specifically mention the competition that you face as an auction website, as you will share the marketplace with recognizable companies like eBay, as well as other penny auction sites. Please also discuss competition from traditional brick-and-mortar stores that sell similar products to the ones on your site, stating that this form of competition may pose a risk to your business.

Company Response
In response to the Staff's comment, we have revised this risk factor to state "The online retail industry and more specifically, the auction website industry, in the United States are large and intensely competitive. Although we operate in a niche market with some esoteric components, many of our competitors have substantially more financial and operational resources than us. For instance, eBay, Amazon, QuiBids, and other penny auction sites have substantially more resources with which to operate.  In addition to online retailers, we also face intense competition from conventional brick-and-mortar retailers such as Best Buy, Home Depot, Macy's, and other retailers that sell consumer products.  Brick-and-mortar retailers may pose a substantial risk to our business by potentially offering lower prices, more convenience and better customer service. As a result of this competition, our efforts to attract customers and sell products may prove unsuccessful. Our industry contains nominal barriers to entry and is characterized by perfect competition. This means that almost anyone can open a retail shop or develop a website and compete with us for customers."

Use of Proceeds, page 19

15.	Please state the possibility that you will not sell any shares, therefore generating no proceeds, as a result of this offering.

Company Response
In response to the Staff's comment, we have revised our disclosure to state that "There is a possibility that we will not sell any shares in this offering and that we may therefore not generate any proceeds as a result of this offering"

16.
You disclose in the last paragraph on page 20 that your cash on hand will cover the expenses of the offering and should meet your working capital requirements for approximately six months. Given that estimated offering expenses exceed your cash balance at May 31, 2012, please describe in further detail how you will be able to pay offering expenses and meet your working capital needs for an approximate six month period in the event no additional funding is raised through the offering. Similarly revise your disclosure in the second paragraph on page 34 where you disclose that you only have enough capital to cover the costs of the offering and to begin implementing the business and marketing plan.

Company Response
In response to the Staff's comment, we have revised our disclosure under Use of Proceeds and Management's Discussion and Analysis of Financial Condition and Results of Operations to state "We believe that the proceeds from this offering in addition to our existing cash on hand will satisfy our cash requirements for up to 24 months. If we are unable to raise additional monies, we only have enough capital to sustain limited business operations. The expenses of this offering are estimated to be $25,000 and include the preparation of this prospectus, the filing of this registration statement, legal, accounting, and transfer agent fees. As of May 31, 2012, we had $14,274 cash on hand. Moving forward, in the event we fail to raise any funds in this offering, we will not be able to expand our operations as planned and will be required to raise additional funds to support our operations, which may be undertaken through the sale of common stock or the issuance of notes payable or other debt arrangements, which may not be available on favorable terms, if at all."

Additionally, the Company has previously paid approximately half of the total offering expenses associated with the offering, which decreases the amount of required funding the Company will require moving forward.

Dilution, page 21

17.
Please disclose the amount of the immediate dilution from the public offering price which will be absorbed by the purchases of the shares in the table on page 22 assuming 100%, 75% and 50% of the offered shares are sold. Please also disclose the immediate dilution from the public offering price which will be absorbed by the purchases of the shares assuming 100% of the offered shares are sold in the second complete risk factor on page 16. In addition, please provide a column reflecting the offering price, net tangible book value per share before the offering, the net increase in net tangible book value per share attributable to new investors and the amount of the immediate dilution from the public offering price which will be absorbed by the purchases of the shares assuming 25% of the offered shares are sold.

Company Response
In response to the Staff's comment, we have revised our disclosure in the table on page 22 to state the amount of immediate dilution which will be absorbed by new investors as a result of the offering. We have also added a column to the table indicating offering price, net tangible book value per share before the offering, the net increase in net tangible book value per share attributable to new investors and the amount of the immediate dilution from the public offering price which will be absorbed by the purchases of the shares assuming 25% of the offered shares are sold. In addition, we have revised the risk factor on page 16 to state "Assuming 100% of the offering is sold, investors will absorb immediate dilution of $0.003 per share as a result of the offering price."

18.
It does not appear that the increase in net tangible book value per share attributable to cash payments made by new investors assuming 75% and 50% of the offered shares are sold and rounded properly. Please revise or advise.

Company Response
In response to the Staff's comment, we have amended our disclosure such that the increase in net tangible book value per share attributable to cash payments made by investors assuming 75% and 50% of the offered shares sold are properly rounded.

Plan of Distribution, page 23

19.	Please reiterate that the shares will be sold on a best-efforts basis. Refer to the Instructions to Item 508(a) of Regulation S-K.

Company Response
In response to the Staff's comment, we have revised our disclosure under Plan of Distribution to state that "Mr. Arnold will be selling the shares on a "best-efforts" basis, which means that there is no guarantee that the aggregate offering amount of shares will be sold. Furthermore, the Company may not receive any proceeds from the offering as a result of its efforts.”

20.	On page 24, please provide the address to which potential investors should send checks in order to subscribe to your issuance.

Company Response
In response to the Staff's comment, we have revised our disclosure to include the Company's address under the section entitled procedures for subscribing.

Business Description, page 26

Overview, page 26

21.
Please revise this section to clarify and better describe the particular means by which you generate revenues. Presently your disclosure explains how your auction website works but not specifically how you generate revenues. In this regard, it may be useful to illustrate how you generate revenues by walking through an example of an auction for a product and how you generate revenue at each stage. Please also revise your prospectus summary discussion to provide a brief but similar discussion. In this discussion, please address the fact that your site encourages the purchase of products at less than their suggested retail prices, but that you purchase such products at their suggested retail prices.

Company Response
In response to the Staff's comment, we have added disclosure under the Business Description Section to state "In order to understand how we generate revenues, please consider the following example. If an auction for an Apple iPad sells for $20.01, a total of 2,000 bids will have been placed on that auction each with a value of $0.55 (2,000 x $0.01 + the initial $0.01 opening bid equals $20.01). From the auction alone we would collect $1,100 from bids used ($0.55 per bid purchased x 2,000), $20.01 from the purchase of the auction and $6.00 for shipping, or $1,126.01 in aggregate.  Assuming the Apple iPad had a cost to us of $500 and a $6 shipping cost, we would generate net revenue of approximately $620.01 from the sale of that one auction product (which net revenue is decreased by GankIt sales as described below). Additionally, during the course of the auction the GankIt Price decreases with each bid until someone "ganks" the item.  In the example above, assuming no one has previously “ganked” the Apple ipad, the price would have decreased from $500 to $300 (2,000 x $0.10 per bid decrease in the GankIt price).  Although we are selling the same product we are auctioning with a GankIt sale, the ganked item is separate from the auctioned item above and treated as a separate purchase. Assuming someone purchases the Apple iPad at the $300 GankIt price, we realize $300 from the GankIt purchase and an additional $6.00 for shipping.  Therefore, the total net revenue generated from the example above of the one auction and one GankIt sale (note that there can be more than one GankIt sale over the course of an auction because the GankIt price resets to the retail price whenever an item is “ganked” and the GankIt price resets) would be $1,126.01 (as described above in connection with the auction), plus $306 minus an additional $500 for the Apple iPad sold through the GankIt process minus $6 for shipping the second Apple iPad sold equals $926.01. While we currently purchase the products that we offer for auction and sale at full retail value, our products are almost always sold at a discount to retail value. As such, we generate the majority of our revenues through users purchases of bids and not directly through the sale of products.”

22.
On page 26, you mention that your website users can sign up for free membership, and explain how they can purchase goods by bidding or by paying the fixed "GankIt Price." Please disclose more information on the membership option, disclosing whether membership is necessary to purchase bundles of bids, to buy at the "GankIt Price," or to do both.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Business Description Section to state "When users visit our website, they have the option to sign up for a free membership. Users must become a member before purchasing bids or "ganking" an item. Members may only participate in the bidding process of an Auction if they have purchased bids. Members are not required however to purchase bids in order to "gank" an item. Once they have joined, members may immediately purchase an item for the "GankIt Price" if that item is available."

23.
You discuss the use of "butler bids" on page 26. Please describe how your customers can elect to use the "butler bid" tactic, disclosing whether there are charges to use this tactic, limits on the amounts of times a customer can use "butler bids," and any other pertinent information.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Business Description Section to state "During the course of an auction, members may elect to use a "Bid Butler" to bid on their behalf. There are no charges to use the "Bid Butler" and no limit to the number of times a member can use the "Bid Butler", however members may not use more than one "Bid Butler" per auction. Further, members must specify a minimum and maximum price from which the "Bid Butler" may place bids. For instance, if they've specified that the minimum price is $0.05 and the maximum price is $1.00 and the auction price reaches $1.01, the "Bid Butler" will not place any more bids and will be automatically removed by our system. Individual bid "Bid Butlers" are also limited by the maximum bids allowed per auction. For instance, an item that has a value of $25 may have a maximum of 10 bids allowed per "Bid Butler". In this scenario, the user has the option to create a "Bid Butler" that can place between 1 and 10 bids.  After reaching a total of 10 bids, the user will not be able to use the "Bid Butler" service for the remainder of that auction."

24.           On page 26, you state that a customer can purchase a good by clicking on the "GankIt Price" button, at which point the auction remains open and the "GankIt Price" reverts back to the original price. The description of this system is confusing. Your registration statement suggests that if a customer purchases a good for the "GankIt Price," then that customer obtains the good and the sale is final. Therefore, please explain why the auction price then remains open, with the price reverting back to the original retail price.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Business Description Section to state " During the course of an auction, members compete to "win" an item (i.e., to have the highest bid when the auction closes and be provided the right to purchase the item auctioned for the final bid price). "Winning an item" means the member is able to purchase the item won at the final bid price, usually a steep discount to the retail price. Each auction competition is for one item only so there is only one “winner” of each auction. However, while bids are being placed on the auctioned item, we also offer additional identical items as are being offered in the auction for sale at a specified price which we call the “GankIt Price.” These items are separate from the item being auctioned and do not affect the auction process, however bidding which occurs during the auction does affect the “GankIt Price.” With each bid placed, the GankIt Price (which usually begins at the retail price of the product) decreases by $0.10. Once an item is "ganked" by a user (i.e., once a user decides to purchase the item at the then “GankIt Price”), the “GankIt Price” resets to the original retail price and a new item is offered for sale at the “GankIt Price.” An auction may result in many "ganks", while ultimately only one item will be “won” by a user at the end of the auction."

25.
We note that on page F-8, in Note 3 to your Financial Statements, you discuss using CC Bill, a third-party payment processor, to accept electronic payments. Please discuss this arrangement in your "Business Description" section, providing information as to how you actually receive your revenues.

Company Response
In response to the Staff's comment, we have revised the Business Discription section of the filing to state "The Company uses CC Bill, a third party payment processor, to accept electronic payments from our customers when they purchase products on our website. Our agreement with CC Bill provides that they charge us an 8.95% processing fee on all transactions. They also hold 95% of our net cash processed through their services for nine business days, and 5% of our cash processed through their services for six months to defray the risk of potential voided transactions or charge backs. When the respective holding periods have been fulfilled, CC Bill sends us a wire to our business checking account. Currently, all of our revenue is processed through CC Bill."

26.
We note that on page F-9, in Note 3 to your Financial Statements, you state that customer-purchased bids expire within six months if unused. Please disclose this information on page 26, where you describe the bidding process.

Company Response
In response to the Staff's comment, we have revised our disclosure under Business Description to state "Our bids presently sell for $0.55 per bid, and the minimum purchase is $22 or 40 bids.  The bids are valid for up to six months from the date of purchase, after which they expire and are not able to be used in auctions.  However, if users simply want to purchase a product, they can click on the GankIt button, and proceed to checkout without buying bids.”

Our Products, page 27

27.
On page 27, you discuss your method of drop-shipping, and state that you currently "buy the majority of [your] products from Amazon.com after they have been purchased on [your] website." On page 28, you also state that you have not made any arrangements with suppliers assuring that they will sell to you. Therefore, please more thoroughly disclose how the drop-shipping system works. Explain the way that, in the absence of contracts, you ensure your customer will receive the product he/she purchased when it is not currently in your possession.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Our Product Section to state "At this time, we do not have an agreement with Amazon.com or any other supplier that guarantees that we can buy products from them at reasonable prices, or at all, or that such products will be timely shipped to users. Therefore, we cannot be ensured that Amazon.com will continue to sell its products to us or that we will be able to fulfill purchases that our customers make on our website through Amazon.com. In the event that we or Amazon.com are unable to fill an order for a customer, we would be forced to refund the purchase price to such user. In the event we were forced to refund a purchase it would result in a loss of consumer confidence and drive our customers to seek other alternatives."

28.
On page 27, you discuss how you plan to use warehousing and purchase some of your own inventory in the future. Please set forth an estimated time frame for this change from your current inventory practice of purely using drop-shipping.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Our Product Section to state "Therefore, we may seek to establish supplier contracts, purchase and store our own inventory in the future.  We currently hope to be in a position to purchase, store and ship our products to users directly by the end of May 2013, funding permitting, of which there can be no assurance."

Business Strategy, page 28

29.
On page 28, you state that you intend to use "intensive marketing and advertising efforts" to promote your business, and on page 29 discuss how you plan to move beyond your current limited advertising on local television. However, on page 10, you state that you will limit your advertising activities unless your budget is less constrained. Please disclose in your business section that this "intensive" advertising may not be feasible.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Business Strategy Section to state "Our business model is dependent on creating a critical mass of users in order for our auction and GankIt functions to operate effectively. In order to do this, we intend to grow our business by focusing on intensive marketing and advertising efforts. If this offering is fully subscribed we intend to spend $33,000 on our marketing efforts. However, if we only partially subscribe this offering or receive no proceeds from this offering, we will not have the financial resources to implement our planned marketing and advertising efforts.  If this occurs, we will be forced to delay, curtail or abandon our marketing and advertising plans."

Competition, page 29

30.
On page 29, please discuss the possibility of having to compete with retailers besides other e-commerce sites, such as catalogs and traditional stores selling the types of products that you plan to distribute.

Company Response
In response to the Staff's comment, we have revised our disclosure under the Competition section to state, "The competition for all retail business as well as e-commerce business is intense. While our most direct competition results from other e-commerce websites, we also compete with conventional brick-and-mortar retail businesses, as well as companies that sell consumer products through catalogues. Although we operate in a niche market with some esoteric components, many of our competitors have substantially more financial and operational resources than us. For instance, eBay, Amazon, QuiBids, and other penny auction sites have substantially more resources with which to operate.  In addition to online retailers, we also face intense competition from conventional brick-and-mortar retailers such as Best Buy, Home Depot, Macy's, and other retailers that sell consumer products.  Brick-and-mortar retailers may pose a substantial risk to our business by potentially offering lower prices, more convenience and better customer service."

31.	In accordance with Item 101(h)(4)(iv) of Regulation S-K, please discuss your competitive position within the industry and methods of competition.

Company Response
In response to the Staff's comment, we added disclosure under the Competition section to state "We are competing against other e-commerce retailers and conventional retailers from a position of extreme disadvantage due to capital constraints, lack of operating history, limited brand recognition, very few barriers to entry for new participants, lack of contracts with suppliers, and limited operational and tangible assets with which to compete. The primary methods of competition in our industry include pricing tactics, offering quality products, building brand name recognition through effective sales and marketing campaigns, and establishing customer loyalty by providing superior customer service."

Employees and Employment Agreement, page 30

32.
On page 30, you state that John Arnold received 7,500,000 shares as part of the April 1, 2012 employment agreement, and on pages 43 and 46 you indicate that he received such shares "in April of 2012." However, the table at the bottom of page 21 reveals that he received his shares on March 8, 2012, and on page F-9 you state that these shares were issued on April 17, 2012. Please revise your disclosure so that it is consistent and accurate.

Company Response
In response to the Staff's comment, we have made revisions throughout our disclosure to state that John Arnold received his shares on April 17, 2012.

Intellectual Property, page 30

33.
We note that on page F-10, in the notes to your financial statements, you mention intangible assets, including the domain name GangsterLoot.com and its source files. Please disclose information on this site and any associated trademarks on page 30, or tell us why you are not required to do so.

Company Response
In response to the Staff's comment, we have revised the footnotes to the financial statements in our disclosure to state "GanksterLoot.com is currently inactive. We are currently forwarding all traffic from GanksterLoot.com to GankIt.com.  We consider such website an asset because we may activate it in the future which could provide another source of revenue for us."

34.
We note your discussion of certain intellectual property rights on page 30. In accordance with Item 101(h)(4)(vii) of Regulation S-K, please disclose the duration of your trademarks. Please also discuss any plans for registering the "GankIt," Gangster," and "Gankanomics" trademarks with the United States Patent and Trademark Office.

Company Response
In response to the Staff's comment, we have revised the disclosure in the section entitled “Intellectual Property” to state, "On March 30, 2012, the Company purchased the web site domains GankIt.com and GanksterLoot.com (which currently forwards to GankIt.com), web content, trademarks, client lists, and all intellectual property related to GankIt.com from John Arnold for $20,000. Under this agreement, the Company purchased the rights to certain trademarks including "GankIt", "Gankster", "Butler Brawl", and "Gankanomics", of which only “Butler Brawl” is currently effective with the United States Patent and Trademark Office (Serial Number 8509645) as the other trademarks have been abandoned to date. The “Butler Brawl” federal trademark has a term expiring on March 29, 2021, provided that we can renew the mark indefinitely as long we continue to use the trademark. We are currently in the process of re-registering the abandoned trademarks “Gankit,” “Gankster,” and “Gankonomics.”"

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Revenue Recognition, page F-9

35.
Please disclose whether you recognize revenue from auction and gank sales based on the gross amount billed to customers from the sale of products as a principal or the net amount retained representing a commission (that is, the amount billed to the customers less the amount paid to a supplier). Please also tell us why your accounting policy complies with GAAP, including a discussion of the indicators of gross and net revenue reporting. Refer to ASC 605-45-45.

Company Response
In response to the Staff's comment, please see below:

REVENUE RECOGNITION – The Company recognizes revenue from auction and gank sales on the gross amount billed to customers in accordance with GAAP. When making this determination, the Company analyzed a number of factors which are summarized in the following table:

Indicator	Gross*	Net*
The company is the primary obligor in the arrangement	Yes
The company has general inventory risk		No
The company has latitude in establishing pricing	Yes
The company changes the product or performs part of the service	Yes
The company has discretion in supplier selection	Yes
The company is involved in the determination of product or service specifications		N/A
The company has physical loss of inventory risk		No
The company has credit risk	Yes
The supplier (not the company) is the primary obligor in the arrangement	No
The amount the company earns is fixed	No
The supplier (not the company) has credit risk	No

* Responses to the indicators have been included in the right-hand columns, and are presented under the column heading for which the response suggests reporting revenues on a gross or net basis.

The above analysis provides eight indicators suggesting the Company should recognize its revenue on a gross basis, and three indicators suggesting it should recognize its revenues on a net basis. Therefore, the Company recognizes its revenues on a gross basis.

Our analysis of gross v. net:

•	The Company is the primary obligator in the transaction. The Company purchases the goods, and we maintain the auction and fulfill the product order when the item is won or “ganked”. YES

•
The Company does not have general inventory risk due to the fact that the amount of risk is immaterial at this time.  The Company does not hold any inventory, other than gift cards that are directly shipped to the customers.  As of the end of the current period, the value of gift cards held in “inventory” is $375.  Therefore, the risk of loss or theft on those gift cards is immaterial at this time.  Products are drop shipped to the customer by the vendor, thus the Company bears no risk on the product.  The Company’s vendors transfer title of the product “FOB Destination”; therefore this further supports that we do not have general inventory risk.  NO

•
The Company is responsible for establishing the method of sales prices for the products.  Final sales prices, whether auctioned or “ganked”, are based on the number of bids for that particular item.  The MSRP that the “GankIt” price starts at is derived from the retail price by the supplier.  However, that price is driven down based on the number of bids during the auction.  The Company does not abide by any guidelines as far as a master price list from the vendor.  The Company does not receive any commissions or fees for selling any of the products from the vendor.  The vendor does not have any influence to the final sales price that is charged to the customers.  YES

•
The Company changes the product or performs part of the service.  This indicator is not applicable to the Company as no products are being altered (due to the industry they are in, products are never altered prior to shipment) or any service is performed (other than order fulfillment) prior to shipment. Although the Company does not materially change the underlying products that are offered for auction on the website, it does have discretion to change the nature and price of the bids that it sells. Since the sale and use of bids is the primary source of revenue generation on the website, the Company recognizes that it has the ability to change products.  N/A.

•
The Company has the ability to choose its supplier.  The Company purchases a majority of their products from Amazon.com.  However, gift cards are purchased through the respective vendor directly.  The Company has full discretion as to which vendors to purchase from.  YES

•
The Company is involved in the determination of the product specifications.  The Company has the ability to choose those products in which it can buy and/or sell.  There does not exist a master inventory list or anything related that the Company is only limited to selling.  YES

•
The Company assumes the risk of physical inventory loss.  When the Company places an order with their supplier, title transfer of the product usually does not occur until it arrives at its destination (i.e., customer).  Therefore, the Company does not assume the risk of physical inventory loss after the customer wins an auction or during shipping.  All risks of inventory loss lies with the vendor who drops ships the product to the customer.  NO

•
The Company assumes the credit risk.  This risk is very minimal as all transactions are processed by credit card through the Company’s credit card processing agent.  There is a risk that transactions may be purchased fraudulently (e.g., stolen credit cards) and the Company will assume the loss if that occurs.  Also, customers may dispute credit card charges after their purchases through their credit card company or financial institution.  The Company’s credit card processing agent, CC Bill, reserves 5% of gross proceeds for a period of 6 months in the event that a chargeback occurs.  YES

•
The supplier is the primary obligator in the arrangement.  As discussed above, the Company is the primary obligator in the transaction.  The funds from the sale are paid directly to the Company via CC Bill.  NO

•	The amount the Company earns is fixed. The Company’s gross sales vary for each transaction. Sales prices are determined by the number of people who bid on the particular product. NO

•
The supplier has credit risk.  This is not evident in the transaction as proceeds from the customer are paid directly to the Company via CC Bill.  As discussed above, the Company assumes the risk in the event of a chargeback.  NO

Based on the discussions above, we believe presenting revenues on a gross basis for the period ended May 31, 2012, is appropriate.  The most important indicators to support the gross basis are the fact that we are the primary obligator in the transactions, have the ability to choose the supplier and products to auction, and the assumption of the credit risks involved.  Although we do not have general inventory risk or assume physical inventory loss after the customer wins an auction or during shipping, the other indicators noted outweigh these factors.  There were no indicators identified that support the net basis of presentation, as noted above.  Therefore, our presentation of revenues presented on a gross basis appears reasonable and in accordance with GAAP.

Note 4 - Notes Payable, page F-9

36.	Please disclose the fair value of the promissory note payable to Hillsmere S.A. and the methods and significant assumptions used to estimate fair value. Refer to ASC 805-10-50-10.

Company Response
The Company believes that the carrying value approximates the fair value based on the short term of the note.

Note 7 - Intangible Assets, page F-10

37.	Please tell us the useful lives of the assets, the method for their amortization and why no amortization has been recognized as of May 31, 2012.

Company Response
In response to the Staff's comment, the Company is amortizing its intangible assets over 5 years on a straight line basis, which is disclosed in the summary of significant accounting policies. The two months of amortization of $666, was not recorded and is trivial. The Company will record amortization expense in the three months ended August 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

38.
On page 21, you disclose that you issued shares to Clark Rohde, your majority shareholder, on April 17, 2012 for $12,500 in cash. Please disclose this transaction as part of your Management's discussion and Analysis Section, pursuant to Item 303(a)(3)(i) of Regulation S-K.

Company Response
In response to the Staff's comment, we have revised our disclosure under “Liquidity and Capital Resources”, “Capital Requirement” to state " On April 17, 2012, we sold 12.5 million shares of our common stock to Clark Rohde for $12,500 in cash.  As of the date of this offering, Mr. Rohde is our majority shareholder and owns 62.5% of the Company."

Overview, page 33

39.
On page 34, you state that the proceeds from the offering, a maximum of $100,000, coupled with your cash on hand of $14,274, should cover the costs of the offering and allow you to start implementing your business plan. Please explain how these funds will enable you to start implementing your business and marketing strategies. In this regard, we note that offering costs are estimated at $25,000, you are obliged to pay Mr. Arnold $7,000 per month after effectiveness of the registration statement, and the $50,000 note payable to Hillsmere S.A. is due in April 2013.

Company Response
In response to the Staff's comment, we have revised our disclosure to state, "We believe that the proceeds from this offering in addition to our existing cash on hand will satisfy our cash requirements for up to 24 months. If we are unable to raise additional monies, we only have enough capital to sustain limited business operations. The expenses of this offering are estimated to be $25,000 and include the preparation of this prospectus, the filing of this registration statement, legal, accounting, and transfer agent fees. As of May 31, 2012, we had $14,274 cash on hand."

Plan of Operations, page 34

40.
On page 34, you disclose your estimated budget for the next 24 months. Please provide further information regarding each element of this budget, such as the number of employees you plan to hire, the role of consultants, the type of marketing strategies you will employ, and the type on inventory you plan to purchase.

Company Response
In response to the Staff's comment, we have added disclosure to the section entitled Management's Disclosure and Analysis of Financial Condition and Results of Operations to state the following:

"If we only complete Phase I, we will not have enough capital to hire additional employees or consultants. Upon the completion of Phase I, we plan to implement an incremental sales and marketing program that will focus on television and internet advertising. We expect to run television commercials and employ the use of banner ads and pay-per-click ads to drive traffic to our website. In Phase I, we anticipate purchasing a limited amount of product inventory, which will consist primarily of consumer electronics and other consumer household products such as appliances, kitchenware, and apparel.

If we are successful in the completion of Phase II, we expect to purchase the same types of inventory as planned in Phase I. However, we will be able to purchase larger amounts of such inventory. Additionally, we expect to employ the use of similar sales and marketing devices, only on a larger scale. In addition to increasing our economies of scale related to inventory, sales and marketing efforts, we plan to hire several employees and consultants to manage the anticipated growth of our business after Phase II.  New employees and consultants would be responsible for product procurement, order fulfillment, implementation and management of sales and marketing efforts, customer support, financial accounting and reporting, and conducting other daily operational tasks."

Liquidity and Capital Resources, page 35

41.
We note that on page F-8, in Note 3 to your financial statements, you disclose that your credit card processor, CC Bill, holds 95% of your cash for nine business days and 5% of your cash for six months. Please describe the resultant impact on liquidity in the Management's Discussion and Analysis section of your registration statement. Please refer to Item 303(a)(1) of Regulation S-K.

Company Response
In response to the Staff's comment, we have added disclosure to the section entitled Management's Disclosure and Analysis of Financial Condition and Results of Operations to state "Our arrangement with CC Bill serves to diminish our liquidity because we do not immediately receive cash when our customers process transactions. The fees that CC Bill charges also further diminish not only our liquidity, but also provide an additional layer of cost to all of our transactions. Over time, we plan to renegotiate our arrangement with CC Bill to provide us with lower processing fees and fewer delays in receiving our cash. If we are unable to do so, we may seek services from other payment processors. However, there can be no assurance that we will be successful in either renegotiating our terms of service with CC Bill, or establishing service with another third party payment processor."

Executive Compensation, page 41

42.
Please revise to indicate, if true, that the value of the stock award in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n) of Regulation S-K.

Company Response
In response to the Staff's comment, we have revised the Executive Compensation section of our disclosure to state, "The value of the Stock Awards and Option Awards in the table above, if any, were calculated based on the aggregate grant date fair value of such securities calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.”

Certain Relationships and Related Party Transactions, page 43

43.
On page 30, you state that you purchased certain domain names and intellectual property rights from your CEO and founder Jack Arnold for $20,000. Please disclose this transaction on page 43 as a related party transaction, pursuant to Item 404(a) of Regulation S-K.

Company Response
In response to the Staff's comment, we have added disclosure under the section entitled Certain Relationships and Related Party Transaction to state, "On March 30, 2012, the Company purchased the web site domains GankIt.com and Gankloot.com (which currently forwards all traffic to GankIt.com), web content, trademarks, client lists, and all intellectual property related to GankIt.com from John Arnold for $20,000. Under this agreement, the Company purchased the rights to certain trademarks including "GankIt", "Gankster", "Butler Brawl", and "Gankanomics", of which only “Butler Brawl” is currently effective with the United States Patent and Trademark Office (Serial Number 8509645)."

Recent Sales of Unregistered Securities, page 46

44.
In accordance with Item 701(a) of Regulation S-k, please list the specific dates on which you issued securities to John Arnold and Clark Rohde. Please also briefly explain the type(s) of services that were rendered by Mr. Arnold in exchange for the issuance.

Company Response
In response to the Staff's comment, we have revised our disclosure throughout to state that on April 17, 2012, John Arnold and Clark Rohde were issued 7.5 million shares and 12.5 million shares, respectively. In addition, we have also revised our disclosure to state that John Arnold's services included "formation of the business, website programming, and business development activities."

Exhibits, page 47

45.	Please file as a material contract your credit agreement with Chase Bank as described in Note 4 to your financial statements.

Company Response
In response to the Staff's comment, we have filed the terms of our credit agreement (credit card) with Chase Bank as an exhibit to the amended filing.

Exhibit 5.1 - Legal Opinion of the Loev Law Firm, PC

46.
We note that counsel consents to the reference to counsel in the registration statement under the heading "Legal Matters." However, no such heading exists in the registration statement. Please have counsel revise the opinion to consent to the proper reference to counsel, which falls under the heading "Interests of Named Experts and Counsel."

Company Response
The Company has engaged new legal counsel to provide an opinion on the registration statement and such legal counsel has included a reference to “Interests of Named Experts and Counsel” as you have requested.

47.
We note that counsel states that it "[expresses] no opinion as to the laws of any state or jurisdiction other than the laws governing corporations of the State of Delaware...and the federal laws of the United States of America." However, the registrant is incorporated in Nevada. Please have counsel revise the legality opinion to state that the opinion is based on the laws of Nevada.

Company Response
The Company’s new legal counsel has included language referring to the Company’s Nevada incorporation and that the opinion is based on Nevada law as you have requested.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/  John  Arnold
John Arnold
Chief Executive Officer